Harvest Energy Trust

04045655

SUPPL

Received
SEC Mail Processing
OCT 20 2004
Wash. D.C. 179 Section

Via Courier

October 18, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Harvest Energy Trust (the "Trust")
File No. 82-34779
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are copies of the Trust's documents listed on the attached "Exhibit A". As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

HARVEST OPERATIONS CORP.

Per: ____________________

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

10/21

S:\Investor Relations\Regulatory\SEC Exempt Letters\04-10-18 Letter.doc

T: 403 265 1178 F: 403 265 3490 www.harvestenergy.ca

1900, 330 - 5th Avenue SW, Calgary, Alberta T2P 0L4

Exhibit A

1. Press release dated September 16, 2004 declaring the October 15, 2004 distribution level at $0.20 per trust unit.
2. Press release dated October 7, 2004 announcing the pricing of the US$250 million 7 7/8% Senior Notes due 2011.
3. Press release dated October 7, 2004 announcing an increase to the exchangeable share ratio.
4. Press release dated October 14, 2004 announcing closing of the US$250 million senior notes offering and the November 15, 2004 distribution.

File No. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS OCTOBER 15TH, 2004 DISTRIBUTION

Calgary, September 16, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces that a cash distribution of $0.20 per trust unit will be paid on October 15th, 2004 to Unitholders of record on September 30th, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on September 28th, 2004. This distribution amount represents Distributable Cash earned in the month of September 2004.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

File No. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES PRICING OF US$250 MILLION OF 7⅞% SENIOR NOTES DUE 2011

Calgary, October 7, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced that its wholly-owned subsidiary, Harvest Operations Corp., has agreed to sell, on a private placement basis in the United States, US$250 million of senior notes due October 15, 2011. The senior notes will bear interest at an annual rate of 7⅞% and will be sold at a price of 99.3392% of their principal amount. The senior notes will be unconditionally guaranteed by Harvest Energy Trust and all of its other wholly-owned subsidiaries. Closing of the senior notes offering is expected to occur on October 14, 2004, and is subject to satisfaction of customary closing conditions.

Harvest intends to use the net proceeds of the offering to repay in full Harvest's bank bridge facility associated with the recent acquisition of the EnCana assets and partially repay outstanding balances under Harvest's revolving credit facility.

The senior notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

File No. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

Calgary, October 7, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Energy Trust from 1.03705 to 1.04703. This increase will be effective on October 15th, 2004.

Exchangeable Shareholders of Harvest can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P OS2 (telephone: 403-233-2801).

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

File No. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES CLOSING OF U.S.$250 MILLION SENIOR NOTES OFFERING AND NOVEMBER DISTRIBUTION

Calgary, October 14, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces the closing of its U.S.$250 million offering of 7⅞% Senior Notes due 2011. The net proceeds of U.S.$241 million from the notes offering will be used to permanently repay Harvest's $70 million bank bridge facility with the balance used to repay a portion of its outstanding revolving credit facility. Management believes this financing has enhanced Harvest's financial flexibility.

Harvest also announces that a cash distribution of $0.20 per trust unit will be paid on November 15th, 2004 to Unitholders of record on October 29th, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on October 27th, 2004. This distribution amount represents Distributable Cash earned in the month of October 2004.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	